                                                                    Exhibit 4.13

                       FIRST AMENDMENT TO LEASE AGREEMENT

        THIS FIRST AMENDMENT TO LEASE AGREEMENT (this "First Amendment") is dated as of June 17, 2003, between ARE 9880 CAMPUS POINT, LLC, a Delaware limited liability company ("Landlord"), and LION BIOSCIENCE, INC., a Delaware corporation ("Tenant").

        A. Landlord's predecessor in interest, Aid Association for Lutherans, a Wisconsin Corporation ("Original Landlord") and Tenant's predecessor in interest, Trega Biosciences, Inc., a Delaware corporation ("Original Tenant") entered into that certain Lease dated as of September 24, 1997, (the "Lease"), with respect the building located at 9880 Campus Point Drive, San Diego, California 92121 (the "Building"), pursuant to which Original Landlord leased to Original Tenant certain premises comprising 100% of the rentable area of the Building (the "Premises"). Initially capitalized terms not specifically defined herein shall have the meanings set forth in the Lease.

        B. Tenant has succeeded to the interest of Original Tenant under the Lease, and Landlord has succeeded to the interest of Original Landlord under the Lease.

        C. The Lease by its original terms will terminate on April 30, 2008 ("Original Termination Date").

        D. Landlord and Tenant have agreed to amend the Lease to provide Tenant with an option to terminate the Lease on an earlier date than the Original Termination Date.

        E. Landlord and Tenant desire to amend the Lease further upon the terms and conditions set forth herein.

        NOW THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant agree, and amend the Lease as follows:

        1. Effective Date of First Amendment. This First Amendment, and the respective rights and obligations of Landlord and Tenant hereunder, shall be effective as of the date of mutual execution and delivery hereof (the "First Amendment Effective Date").

        2. Approval of Lender. Original Landlord has provided a loan to Landlord, which is secured by a deed of trust encumbering the Building for the benefit of Original Landlord. Pursuant to the terms of Landlord's agreement with Original Landlord, Original Landlord has the right to approve any modification of a lease of the Building. The effectiveness of this First Amendment is subject to the condition precedent that approval of Original Landlord is granted ("Original Landlord Approval"). Landlord hereby agrees to use commercially reasonable efforts to obtain Original Landlord Approval on or before June 23, 2003. If for any reason, Original Landlord Approval has not been obtained on or before June 23, 2003, then Tenant shall have the right to declare this First Amendment null and void, provided Tenant gives Landlord a cure period of seven (7) days after written notice during which Landlord may obtain the approval of Original Landlord, in which case this First Amendment shall continue in full force and effect. If for any reason, Original Landlord Approval has not been obtained on or before June 30, 2003, then Landlord shall have the right to declare this First Amendment null and void as of June 30, 2003, by written notice to Tenant, provided that prior to June 30, 2003, Landlord covenants to use commercially reasonable efforts to obtain the consent of Original Landlord, and if the consent of Original Landlord is obtained then this First Amendment shall continue in full force and effect.

        3.      Grant of Option to Terminate.

                        (A) Landlord hereby agrees to grant Tenant an option to terminate the Lease prior to the Original Termination Date as set forth in this Section 3. At any time on or after January 2, 2004, but before the Last Notice Date, as hereinafter defined, Tenant shall have the option to terminate the Lease (the "Termination Option") by delivering to Landlord written notice (the "Termination Notice") of Tenant's clear intent to elect to exercise the Termination Option, with such termination to be effective as of the Effective Termination Date (defined below). The "Last Notice Date" shall be the later of: (i) February 2, 2004, or (ii) the date which is 10 business days after Tenant receives a Reminder Notice, as hereinafter defined, from Landlord. A "Reminder Notice" shall be defined as written notice from Landlord to Tenant given on or before January 15, 2004 advising Tenant that Tenant has not yet exercised the Termination Option.

                        (B) The Termination Option is subject to the condition precedent and shall become effective if and only if, on or before the date which is 92 days after delivery to Landlord of the Deposit (as defined below): (i) subject to Subparagraph (C) below, no petition under the United States Bankruptcy Code is filed by or against Tenant and, (ii) Tenant does not make an assignment for the benefit of creditors pursuant to California Code of Civil Procedure Section 493.010 or other similar law.

                        (C) Notwithstanding the foregoing Subparagraph (B), if an involuntary petition in bankruptcy is filed against Tenant during such period of 92 days, then Tenant shall have a period of up to 90 days to cause the dismissal of such petition. If Tenant causes the dismissal of such involuntary petition, then the condition precedent to the effectiveness of the Termination Option shall be deemed satisfied as of the date which is 92 days after the date of delivery of the Deposit.

                        (D) If a voluntary petition under the United States Bankruptcy Code is filed, an involuntary petition is filed and not dismissed as provided in Subparagraph (C) above, or any an assignment for the benefit of creditors is so made, then the Termination Option shall not become effective, and notwithstanding any other provision of this First Amendment, the Letter of Credit shall thereafter be deemed to be security for Tenant's obligations under the Lease.

                        (E) The conditions set forth in Subparagraphs (B) and (C) of this Section 2, the delivery of the Deposit, the approval of Original Lender, and the timely giving of the Termination Notice by Tenant are the only conditions to the exercise by Tenant of the Termination Option.

                        (F) If Tenant timely exercises the Termination Option, the term of the Lease shall terminate as of the Effective Termination Date. The "Effective Termination Date" shall be a date during the month of February 2004 which is not earlier than February 2, 2004, and is designated by Tenant in the Termination Notice. Tenant shall have no further obligation to pay Rent or other charges due under the Lease with respect to any time period after the Effective Termination Date (including, without limitation, any obligation to pay any adjustment ("True-Up Payments") in the amount of Additional Rent payable by Tenant based upon the actual amount of Operating Expenses for calendar years 2003 and 2004). Tenant shall, subject to Section 9A below, vacate and the deliver to the Premises to Landlord, broom clean, free of the property of Tenant and anyone claiming by, through, or under Tenant (including any Subtenant Parties). Tenant shall not remove fume hoods, exhaust hoods, glass washing equipment, the emergency generator and transfer switch, cage washers, or the vivarium. Tenant hereby acknowledging that the provisions of Section 12 of the Lease shall apply in the event of any breach of its obligation to vacate and deliver the Premises to Landlord as provided in the immediately preceding sentence. The foregoing provision which exculpates Tenant from any further obligation to pay Rent after delivery of the Deposit shall not be deemed to limit Tenant's financial obligations for Haz Mats Claims as set forth herein.

                        (G) If Tenant does not exercise the Termination Option, then the Lease will continue in full force and effect after the Effective Termination Date.

                        (H) If Tenant exercises the Termination Option, Landlord and Tenant agree to cooperate reasonably with one another in signing any further instrument as may be reasonably necessary to confirm the termination of the Lease, including without limitation those instruments described in Section 32 of the Lease.

        4. Payment of Rent. On or before the date which is five (5) business days after the date Landlord notifies Tenant in writing that Landlord has received Original Landlord Consent (which notice shall contain evidence reasonably satisfactory to Tenant of receipt of Original Landlord Consent), Tenant shall deposit with Landlord a deposit (the "Deposit"), to be used exclusively for the payment of all of Tenant's obligations for Rent (the term "Rent" shall be deemed to include without limitation obligations for Additional Rent and any other payments due by Tenant) under the Lease for the period between the First Amendment Effective Date and the Effective Termination Date, and as otherwise set forth herein. The Deposit shall be in the Letter of Credit Amount, as hereinafter defined. The Deposit shall be in the form of an unconditional and irrevocable letter of credit (the "Letter of Credit"): (i) substantially in form attached hereto as Exhibit A, (ii) naming Landlord as beneficiary, (iii) expressly allowing Landlord to draw upon it at any time from time to time by delivering to the issuer notice that Landlord is entitled to draw thereunder, (iv) issued by Deutsche Bank or another FDIC-insured financial institution satisfactory to Landlord, (v) redeemable by presentation of a sight draft in the state of California, and (vi) having an expiration date of March 31, 2004. The "Letter of

Credit Amount" shall be $4,130,000.00, reduced by the amount of any payments which Tenant pays, or has paid, to Landlord on account of Rent for the period commencing as of June 1, 2003 and ending on the date Tenant delivers the Letter of Credit to Landlord. The Deposit shall be held by Landlord for the payment of Rent under the Lease. Tenant shall continue to be responsible for the payment of its utilities as provided in the Lease. Monthly, on or after the day that Basic Annual Rent is due and payable by Tenant under the Lease, Landlord shall draw from the Letter of Credit an amount equal to Tenant's obligations in respect of Rent (with Rent being Basic Annual Rent and Additional Rent under the Lease, including without limitation any True-Up Payments, as defined in Section 3(F) above) for such month. The Deposit is not intended to be a security deposit. Nevertheless, Tenant hereby waives the provisions of any law, now or hereafter in force, which provide that Landlord may claim from a security deposit only those sums reasonably necessary to remedy defaults in the payment of Rent, to repair damage caused by Tenant or to clean the Premises, it being agreed that Landlord may draw upon the Letter of Credit for the payment of Rent and other charges payable under the Lease, and the Termination Payment, as hereinafter defined. If Tenant exercises the Termination Option, Tenant shall have no further obligation to pay Rent beyond the amount of the Deposit, except as expressly set forth herein, whether or not the Deposit is for any reason sufficient to pay for such obligations. If Tenant elects to exercise the Termination Option, then as of the Effective Termination Date, Landlord shall have the right to draw from the Letter of Credit the full remaining amount of the Letter of Credit, which amount shall be deemed to be Additional Rent under the Lease payable in consideration of Tenant's exercise of the Termination Option. If Tenant does not elect to exercise the Termination Option, then Landlord shall continue to draw monthly Rent from the Deposit until the Deposit is exhausted, and Tenant shall thereafter pay Rent as set forth in the Lease.

        5. Security Deposit. The parties acknowledge that Landlord is holding a Security Deposit (as defined in Section 9 of the Lease) in the amount of $161,156.25. As of the First Amendment Effective Date, the full amount of the Security Deposit shall belong to and be retained by Landlord as Additional Rent in consideration of granting Tenant the Termination Option.

        6.      Tenant's Maintenance Obligations.

                (A) Subject to the conditions and other provisions set forth in this Section 6, Landlord and Tenant hereby agree that as of the First Amendment Effective Date, Section 17.2 of the Lease regarding Tenant's obligations to keep the Premises in good condition and repair, is modified so that during the period between the First Amendment Effective Date and the Effective Termination Date, Tenant shall not be obligated to maintain the Premises, except as provided herein. From and after the First Amendment Effective Date, Landlord shall assume full and complete responsibility for maintenance and repair of the foundation, floor slab, parking lot, load bearing walls, roof and all other structural components of the Premises, and shall assume full and complete responsibility for the repair and maintenance of all Major Building Systems, as hereinafter defined. "Major Building Systems" are hereby defined to mean the heating and air conditioning system, roof, plumbing and electrical connections to the Building, and any other major systems of the Building. Landlord shall not be responsible for minor repairs and maintenance in the interior of the Premises, including without limitation failure of rest room facilities to operate, replacement of light bulbs, repair of the Building security system, or failure of any laboratory equipment to operate properly. The parties acknowledge and agree that Landlord shall have no obligation to provide any services to the Subtenant under the Services Agreement between Tenant and the Subtenant or otherwise, except for Landlord's obligations for maintenance and repair as set forth in this Section 6(A).

                (B) If Tenant does not elect to exercise the Termination Option, then Section 17.2 shall be reinstated into the Lease as of the Effective Termination Date.

                (C) Tenant hereby represents to Landlord that as of the First Amendment Effective Date Tenant has terminated Tenant's radioactive materials license with respect to Tenant's operations at the Premises, and that all decommissioning of laboratory space in is complete except that: (i) Subtenant's radioactive materials license will not be terminated until on or before February 2, 2004; (ii) Tenant may continue to use up to approximately 2,000 square feet of the Premises for non-radioactive laboratory work ("Tenant's Wet Lab"). Tenant hereby covenants to provide Landlord with reasonable documentation of the surrender of Tenant's radioactive materials license, and the decommissioning of Tenant's Wet Lab, and to cooperate with Landlord in obtaining the same documentation from the Subtenant. Tenant covenants it will cease use of Tenant's Wet Lab and will decommission Tenant's Wet Lab on or before December 31, 2003.

                (D) Tenant hereby covenants that, except for Tenant's Wet Lab and the Subleased Premises: (i) Tenant will not use any portion of the Premises after the First Amendment Effective Date for laboratory purposes after the First Amendment Effective Date, and (ii) the Premises (excluding Tenant' Wet Lab and the Subleased Premises) shall be used only for general office and information technology purposes.

                (E) If Tenant exercises the Termination Option, Landlord will, notwithstanding anything to the contrary in the Lease contained (including, without limitation Section 35.4), accept the Premises in "as is" condition on the Effective Termination Date, without any obligation on the part of Tenant to perform any repairs or maintenance to the Premises.

                (F) Tenant shall, subject to Section 20.7 of the Lease, be responsible for any damage to the Premises caused by the negligence or willful misconduct of Tenant, or any agent, employee, contractor, or invitee of Tenant between the First Amendment Effective Date and the Effective Termination Date, and

                (G) Tenant shall be responsible for Haz Mat Claims as provided in Section 7 below, and for any Hazardous Materials contamination to the Premises which is caused by Hazardous Materials introduced to the Premises by Tenant or anyone claiming under Tenant (including any Subtenant Parties) between the First Amendment Effective Date and the Effective Termination Date.

        7. Tenant's Obligations for Hazardous Materials. Tenant shall be responsible for any claims by Landlord for violations of Tenant's obligations under the Lease with respect to Hazardous Materials, and for any Hazardous Materials contamination to the Premises which is caused by Hazardous Materials introduced to the Premises by Tenant or anyone claiming under

Tenant (including any Subtenant Parties) between the First Amendment Effective Date and the Effective Termination Date ("Haz Mats Claims"). During a period of forty-five (45) days from the First Amendment Effective Date, at Landlord's cost, Landlord shall conduct a Base Line Study, as defined in Section 38 of the Lease, of that portion of the Premises which does not comprise the Subleased Premises, for the purpose of creating a plan (the "Surrender Plan") identifying those actions which need to be taken to make certain that the Premises are surrendered as of the Effective Termination Date in compliance with applicable environmental laws. Tenant shall cooperate with Landlord in the preparation of the Surrender Plan, and in the implementation of the Surrender Plan. The Surrender Plan shall provide for an additional study (the "Final Study"), at Landlord's expense, of the Premises (including the Subleased Premises) at around the time of the Effective Termination Date, to determine if Landlord can make any Haz Mats Claims against Tenant. If the Base Line Study or the Final Study indicates a violation of the obligations of Tenant under the Lease, Landlord shall so notify Tenant of such Haz Mats Claim. Tenant shall cause the remediation of any condition which is the basis of Haz Mats Claims. Tenant shall be liable to Landlord for the cost of such remediation, whether performed by Landlord or Tenant.

        8. Assignment and Subletting. Effective as of the First Amendment Effective Date, Tenant shall thereafter have no further right to assign or sublet any portion of the Premises, without Landlord's prior written consent; provided however that if Tenant does not exercise the Termination Option, then from and after the Effective Termination Date, this Section 7 shall be void and of no further force or effect and the provisions of Section 24 of the Lease shall be reinstated.

        9. Landlord's Access. From and after the First Amendment Effective Date, Landlord and Landlord's agents and contractors shall have the right of access to the Premises at all times for the purposes of making repairs or alterations to the Premises, and performing those maintenance obligations required to be performed by Landlord hereunder; provided that such access and any such work does not unreasonably interfere with the use of the Premises by Tenant and Subtenant. Tenant shall cooperate reasonably with Landlord while Landlord is in the Premises, including relocating its use of the Premises as reasonably necessary in order to accommodate Landlord's work in the Premises; provided that Landlord exercises its rights in a manner which does not unreasonably interfere with the use of the Premises by Tenant and Subtenant. From and after the First Amendment Effective Date, Landlord may post signs on or around the Building advertising that the Premises are available for leasing, and show the Building to prospective tenants.

        10. Release of Claims. Landlord and Tenant acknowledge that this First Amendment results from extended negotiation in which both parties have been assisted by counsel. Landlord hereby agrees as of the date of delivery of the Deposit to release Tenant and waive all claims against Tenant in the nature of the Released Claims, as hereinafter defined. The "Released Claims" shall mean all claims for payment of Rent as defined in Section 4 above, and all claims arising out of the condition of the Premises, including without limitation claims that Tenant failed to maintain the Premises properly as required by the terms of the Lease; provided however, that Released Claims shall not include (a) Haz Mats Claims, as defined herein, (b) any Hazardous Materials contamination for which Tenant is responsible under Section 6, or (c) claims arising out of the failure of Tenant to meet its obligations under this First Amendment including without limitation as set forth in Section 6(f) above and with respect to the Subleased Premises, as defined herein. Either party shall within 10 days of the request of the other party execute and deliver a reasonable document confirming the release of the Released Claims. If Tenant does not exercise the Termination Option, then as of the Effective Termination Date this Section 10 shall be deemed void and of no further force or effect.

        11.     Tenant's Sublease.

                (A) Reference is made to a Sublease Agreement ("Sublease") dated as of July 25, 2000 by and between Tenant, as successor-in-interest to Original Tenant, as Sublandlord, and MediGene, Inc. ("Subtenant") as successor-in-interest to Neurovir Therapeutics, Inc., as Subtenant, for a portion of the Premises (the "Subleased Premises"). The Subleased Premises contain 16,723 square feet. Landlord agrees to accept no obligation or responsibility for the provision of services to Subtenant.

                (B) Tenant hereby represents that it has entered into a Termination Agreement dated May 16, 2003 ("Termination Agreement") with Subtenant whereby the term of the Sublease is terminated effective as of February 2, 2004. Landlord hereby consents to the Termination Agreement, and Landlord hereby waives any right which it has (whether pursuant to the Consent to Sublease by and among Original Landlord, Neurovir Therapeutics, Inc., and Trega Biosciences, Inc., or otherwise) to require the Subtenant to continue to bound to Landlord under the Sublease after February 2, 2004.

                (C) Notwithstanding anything herein to the contrary, Tenant shall remain responsible to Landlord for making certain that on or before the Effective Termination Date: (i) the Subleased Premises shall be decommissioned in accordance with the regulations of the U.S. Nuclear Regulatory Commission and/or the applicable California agency for the control of radiation, (ii) the Subleased Premises shall be released for unrestricted use under any applicable governmental program for the control of radiation and appropriate documentation confirming that has been delivered to Landlord, and (iii) Subtenant delivers the report of Occupational Services Inc. ("OSI") or other certified industrial hygienist reasonably acceptable to Landlord stating that OSI or such other hygenist has examined the Subleased Premises and found no evidence that the Subleased Premises contains Hazardous Materials, as defined in the Sublease, the Lease, or the Services Agreement, or is otherwise in violation of any law, regulation or ordinance relating to Hazardous Materials. In addition, Tenant shall cause Subtenant to provide to Landlord a copy of its most current chemical waste removal manifest and a certification from Subtenant executed by an officer of Subtenant that no Hazardous Materials or other potentially dangerous or harmful chemicals brought in the Sublease Premises which have not been fully removed from the Sublease Premises, and that neither Subtenant, nor has anyone claiming by, through our under Subtenant, brought Hazardous Materials or other such chemicals onto other portions of the Building or the land on which the Building is located which have not been fully removed.

        12. Vacancy. Landlord hereby agrees that vacancy or abandonment of the Premises shall not be deemed to be a default by Tenant in its obligations under the Lease.

        13. Authority. Each party (the "Representing Party") hereby represents and warrants to the other party that: (a) the individual executing this Amendment on behalf of the Representing Party has the full authority to execute and bind the Representing Party to its obligations under this Amendment,
(b) the Representing Party has not assigned its interest in this Lease (other than a collateral assignment by Landlord to the Original Landlord), and (iii) except for the Original Landlord's Approval, no approval or consent by any third party is required in order to enable the Representing Party to enter into this Amendment or to comply with its obligations under this Amendment.

        14. Governing Law. This First Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of California.

        15. Counterparts. This First Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. Signature pages may be detached from the counterparts and attached to a single copy of this First Amendment to physically form one document.

        16.     Confidentiality.

                (A) Landlord and Tenant hereby agree that subject to the exceptions set forth in Section 16 (B) below and, except as otherwise provided herein, (i) neither shall participate in or generate any press release announcing this First Amendment without the prior written consent of the other and (ii) Landlord and Tenant shall hold material terms of this First Amendment (the "Confidential Information") in strict confidence and shall not disclose the Confidential Information to any third party, except as expressly authorized by the other party in writing. For the purposes of this Section 16, Confidential Information shall not include information that: (a) was in the public domain prior to the First Amendment Effective Date, or (b) becomes part of the public domain after the First Amendment Effective Date, other than as a result of the Landlord's or Tenant's material breach of this Agreement. Further, notwithstanding anything to the contrary herein, each party may disclose to one another or to the trier the Confidential Information in any litigation or other dispute resolution proceeding between Landlord and Tenant.

                (B) Notwithstanding the provisions of Section 16(A), (i) Landlord or Tenant may issue any such release or make such announcement referenced in Section 16(A) or disclose Confidential Information to the extent required, in the opinion of the disclosing party's legal counsel, by order of any court of competent jurisdiction, by any governmental agency, by any applicable law, rule or regulation, including without limitation German or U.S. corporate, securities or stock trading laws or regulations, or by any applicable stock exchange or stock association rule or by any U.S. generally accepted accounting (US-GAAP) rules, and (ii) Tenant may disclose the Confidential Information to its agents, brokers, subtenants, employees and attorneys with a need to know such information, provided that any person to whom any of the Confidential Information is delivered is informed by Tenant of the strictly confidential nature of the Confidential Information and such person agrees in writing to be bound by confidentiality restrictions at least as restrictive as those contained herein.

                (C)     The parties hereby agree that a material breach of this
Section 16 will cause irreparable damage for which recovery of monetary damages would be an inadequate remedy, and that either party shall therefore be entitled to obtain timely injunctive relief, as well as such further relief as may be granted by a court of competent jurisdiction.

        17. Reaffirmation of Obligations. Tenant hereby acknowledges and reaffirms all of its obligations under the Lease, as such Lease has been amended by this First Amendment, and agrees that any reference made in any other document to the Lease shall mean the Lease as amended pursuant to this First Amendment. Except as expressly provided herein, the Lease remains unmodified and in full force and effect.

        SIGNATURES APPEAR ON FOLLOWING PAGE

                IN WITNESS WHEREOF, Landlord and Tenant have caused this First Amendment to be duly executed and delivered as of the date first above written.

"Tenant"

LION BIOSCIENCE, INC.,
a Delaware corporation

By: /s/ Sven Riethmueller
   ------------------------------
Name: Sven Riethmueller
Title: Vice President and General Counsel



"Landlord"

ARE-9880 CAMPUS POINT, LLC,
a Delaware limited liability company

By:     ALEXANDRIA REAL ESTATE EQUITIES, L.P.,
        a Delaware limited partnership, managing member

        By:     ARE-QRS CORP.,
                a Maryland corporation, general partner

                By: /s/ Joel S. Marcus
                   ------------------------------
                Name: Joel S. Marcus
                Title: Chief Executive Officer